UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 25, 2015

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

OJSC VIMPELCOM ANNOUNCES THE EXERCISE OF A PUT OPTION BY

HOLDERS OF ITS RUBLE-DENOMINATED BONDS DUE MARCH 8, 2022

Amsterdam (March 24, 2015) - VimpelCom Ltd. (“VimpelCom”, “the Company” or “the Group”) (NASDAQ: VIP) a leading global provider of telecommunications services with operations in 14 countries and headquartered in Amsterdam, and its subsidiary OJSC “Vimpel- Communications” (“OJSC VimpelCom”) today announce the exercise of a put option by holders of the 8.85% RUB 25 billion bonds (approximately USD 0.4 billion) due March 8, 2022 issued by OJSC VimpelCom (the “Bonds”). The Bonds were issued on March 20, 2012 with a 10-year maturity, subject to a put option in 3 years. Holders of the Bonds exercised the put option for a total amount of RUB 24.8 billion (approximately USD 0.4 billion) or 99% of the Bonds.

About VimpelCom

VimpelCom, an international telecoms company operating in 14 countries and headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan, and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2014, VimpelCom had 222 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Select Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com

Contact information

Investor Relations	Media and Public Relations
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman / Remco Vergeer ir@vimpelcom.com	Bobby Leach / Artem Minaev pr@vimpelcom.com
Tel: +31 20 79 77 200 (Amsterdam)	Tel: +31 20 79 77 200 (Amsterdam)

©VimpelCom Ltd. March, 24, 2015